                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934




                               For August 13, 2001




                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)



            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               DRAXIS HEALTH INC.





                                               By:   /s/Douglas M. Parker
                                                     --------------------------
                                                     Douglas M. Parker
                                                     General Counsel &
                                                     Secretary





Dated:        August 13, 2001

                                     [LOGO]

FOR IMMEDIATE RELEASE
AUGUST 13, 2001

                  DRAXIS HEALTH REPORTS SECOND QUARTER RESULTS

                    NET OPERATING INCOME OF US$0.02 PER SHARE
          YEAR TO DATE EBITDA (PRE R&D) UP 18% ON REVENUE GROWTH OF 12%


         MISSISSAUGA, ONTARIO, AUGUST 13, 2001 - DRAXIS Health Inc. (TSE: DAX;
NASDAQ: DRAX) today reported operating results for the second quarter ended June 30, 2001.

         Revenues for the quarter increased 4% to US$9.8 million from US$9.4 million in the second quarter of last year and revenues year to date increased 12% to US$19.7 million from US$17.6 million in 2000. Operating profitability for the quarter, or EBITDA (pre R&D), was US$1.6 million, an increase of 23% over the second quarter of 2000. Net income for the quarter, before a non-cash accounting charge against deferred income tax assets resulting from declining Canadian corporate income tax rates, was US$624,000 or US$0.02 per share.


--------------------------------------------------------------------------------
                             FINANCIAL HIGHLIGHTS(1)
 (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS AND IN ACCORDANCE WITH
                                   U.S. GAAP)
                                   (UNAUDITED)

                                                 ------------------------ ----------------------------------------
                                                          2001                              2000
                                                 ------------------------ ----------------------------------------
                                                     Q2           Q1          Q4            Q3            Q2
                                                 ------------ ----------- ----------- ------------- --------------
Revenues                                           $ 9,792     $ 9,866      $ 9,879       $ 8,027       $ 9,413
                                                   -------     -------      -------       -------       -------

EBITDA(2) (pre-R&D)                                  1,633       1,418        1,213           758         1,329
R&D                                                   (359)       (388)        (545)         (525)         (565)
                                                     -----       -----        -----         -----          -----
EDITDA(2)                                            1,274       1,030          668           233           764
                                                     -----      ------         ----          ----           ---

NET INCOME (LOSS)
  Before Revaluation of Tax Assets                     624         220         (418)         (421)           168
  Revaluation of Tax Assets                         (3,300)          -            -             -              -
                                                   -------    --------    ----------   ----------       --------
                                                 $  (2,676)      $ 220      $  (418)       $ (421)         $ 168
                                                 ---------       -----      -------       -------          -----

NET INCOME (LOSS) PER SHARE
  Before Revaluation of Tax Assets                  $ 0.02      $ 0.01     $  (0.01)      $ (0.01)        $ 0.00
  Revaluation of Tax Assets                          (0.09)                                                    -
                                                    ------    ---------   -----------  -----------      --------
                                                                     -            -             -
                                                  $  (0.07)     $ 0.01     $  (0.01)      $ (0.01)        $ 0.00
                                                  --------      ------     --------      --------         ------

--------------------------------------------------------------------------------
(1) Beginning with the first quarter of 2001 the Company has adopted U.S. GAAP and U.S. dollars for financial reporting purposes.

(2) Earnings before non-recurring items, depreciation and amortization, financial income (expense), other income, income taxes and non-controlling interest.


         "The solid revenues generated through the first half, together with continuing positive operating earnings, indicate that we are on track toward achieving our targets for the year, both for revenue growth and positive net income from continuing operations," stated Dr. Martin Barkin, President and CEO of DRAXIS. "These key results continue to demonstrate that the Company has established a solid base of operating profitability as the foundation for future development."

          "Our radiopharmaceutical business, DRAXIMAGE Inc., completed the expansion of its manufacturing facilities during the quarter and this new operation was commissioned in July," continued Dr. Barkin. "New production systems incorporating advanced robotics, computerized process controls and DRAXIS-designed equipment are currently being installed in the new facilities to meet the growing demand for our radiopharmaceutical products in the United States. During the quarter, the FDA approved our palladium-103 brachytherapy implant, BRACHYSEED(TM) PD-103, but we currently await final clearance from the U.S. Nuclear Regulatory Commission before introducing the product to the U.S. market. Subsequent to the quarter end both Health Canada and the Canadian Nuclear Safety Commission cleared this product for the Canadian market."

         "Revenues in our contract pharmaceutical manufacturing business, DRAXIS Pharma Inc., continued to increase during the quarter, driven by new manufacturing business, including production under our recent agreement with the Warner Lambert Consumer Healthcare division of Pfizer Canada Inc. In addition, we are on track towards completing the activities associated with the transfer of new production to our manufacturing facility under the expanded long-term relationship with GlaxoSmithKline announced earlier this year. "

         Dr. Barkin continued: "Our Canadian Pharmaceuticals business continues to demonstrate a growing and consistent contribution to profits. During the second quarter, Notices of Compliance were received from Health Canada for HECTOROL(TM) for the treatment of bone disease and disturbed calcium metabolism as well as for LEVULAN KERASTICK(R) Photodynamic Therapy (PDT) for the treatment of Actinic Keratoses, or precancerous skin lesions, of the face and scalp. Plans are being finalized for the launch of these products in Canada."



Financial Results

         Consolidated revenues of US$9.8 million for the current quarter rose 4.0% from US$9.4 million in the second quarter of 2000. Year to date revenues of US$19.7 million are 11.8% above the six-month revenues of US$17.6 million for the prior year, due largely to the continuing growth trend in the manufacturing business.

         EBITDA (pre R&D) was US$1.6 million for the second quarter and US$3.1 million for the first six months of 2001, representing increases over the 2000 periods of 22.9% for the quarter and 17.7% for the year to date. As in previous years, third quarter results are expected to decline somewhat from the first two quarters due to the regularly scheduled summer shut down for maintenance.

         Net income, prior to the revaluation of income tax assets, of US$624,000 or US$0.02 per share, for the second quarter of 2001 compares with US$168,000 or US$0.00 per share for the same period in 2000.

         In the second quarter of 2001 the Company recorded a non-cash charge of US$3.3 million, or US$0.09 per share, to reduce the carrying value of its deferred income tax assets as a result of declining Canadian federal and provincial corporate income tax rates. While this development causes a reduction in the carrying value of income tax assets, its impact is neutral on current operating earnings. The Company will benefit in future periods from significantly lower Canadian income tax rates, which will decline to approximately 31% following full implementation of the reductions over the next three to four years.

         Selling, general and administration expenses of US$2.5 million in the second quarter of 2001 were largely unchanged from the same quarter in 2000 but, as a percentage of revenue, declined to 25.2% from 26.5%. Expenditures for research and development declined to

US$359,000 in the second quarter of 2001 from US$565,000 in 2000. Net financial expense in the quarter increased to US$293,000 from US$152,000 in the year earlier quarter largely due to changes in foreign exchange rates.

         This release includes by reference the second quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company's website at www.draxis.com in the `Investors' section on the "News Release" page for 2001 and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

         DRAXIS has scheduled a conference call to discuss these second quarter 2001 financial results at 11:00 a.m. ET on August 13, 2001. This call will be webcast live with access through the Company's website at www.draxis.com, and will also be available in archived format on the website for 30 days following the conference call.



About DRAXIS Health Inc.

         DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE), contract manufacturing (DRAXIS Pharma), and pharmaceutical sales and marketing (DRAXIS Pharmaceutica).


         EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

                                     - 30 -
                            Financial Tables Attached


--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

AT DRAXIS

JERRY ORMISTON
TOLL FREE: (1-877) 441-1984      jormiston@draxis.com
--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                         - QUARTER ENDED JUNE 30, 2001 -

The following interim discussion and analysis of DRAXIS Health Inc.'s (the "Company's") financial condition and results of operations should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2000 and the related discussion and analysis of financial condition and results of operations.

Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

All amounts referred to herein are expressed in U.S. DOLLARS, unless otherwise indicated.


OVERVIEW

Highlights for the second quarter ended June 30, 2001 include:

         - Improved financial results for the second quarter and six-month periods ended June 30, 2001 including growth in revenues of 4% for the quarter and 12% for the six months plus growth in EBITDARD of 23% for the quarter and 18% for the half year, as compared to the same periods in 2000, and net income prior to the revaluation of income tax assets, of $624,000, or $0.02 per share;

         - Non-cash charge of $3.3 million, or $0.09 per share, to reduce the carrying value of the Company's deferred income tax assets as a result of declining Canadian federal and provincial corporate income tax rates;

         - U.S. FDA and Canadian approval of palladium-103 brachytherapy implant, BRACHYSEED(TM) PD-103, the Company's advanced design radioactive seed for the treatment of prostate cancer;

         - Completion of construction of the expansion of the Company's radiopharmaceutical manufacturing facility;

         - Canadian approval of HECTOROL(TM) for the treatment of bone disease and disturbed calcium metabolism in patients undergoing renal dialysis; and

         -    Canadian approval of LEVULAN KERASTICK(R) Photodynamic Therapy
              (PDT) for the treatment of Actinic Keratoses (AKs), or pre-cancerous skin lesions, of the face and scalp.


The Company has adopted U.S. GAAP and U.S. dollars for financial reporting purposes beginning with the first quarter of 2001. This change was influenced by the Company's desire to better meet the needs of shareholders in assessing the Company's financial performance by applying accounting rules which are consistent with the majority of its customers and peer companies in its sector.

                                                 THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                      JUNE 30,                             JUNE 30,
                                          ----------------------------------    -------------------------------
                                                2001             2000                2001            2000
                                                ----             ----                ----            ----
                                                (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
                                                                      (U.S. GAAP)

   Revenues                               $     9,792       $      9,413        $    19,658     $     17,579
   ------------------------------------------------------------------------------------------------------------

   EBITDA (1) (pre R & D)                       1,633              1,329              3,051            2,593
   R & D                                         (359)              (565)              (747)            (868)
   ------------------------------------------------------------------------------------------------------------
   EBITDA (1)                                   1,274                764              2,304            1,725
   Depreciation and amortization                 (810)              (805)            (1,621)          (1,579)
            Non-Recurring Items
   -    Restructuring charges                       -               (434)                 -             (434)
   -    Other income                                -                283                  -              283
   -    Cumulative effect of accounting
        change                                      -                  -                  -          (19,900)
   -    Revaluation of tax assets              (3,300)                 -             (3,300)               -
   Financial (net)                               (293)              (152)              (431)            (471)
   Income tax recovery (2)                        384                425                433              775
   Non-controlling interest                        69                 87                159              102
   ------------------------------------------------------------------------------------------------------------
   Net income (loss)                           (2,676)               168             (2,456)         (19,499)
   ------------------------------------------------------------------------------------------------------------

             Net income (loss)
   -    Before revaluation of tax
        assets and cumulative effect of
        accounting change                 $       624       $        168        $       844     $        401
   -    Revaluation of tax assets              (3,300)                 -             (3,300)               -
   -    Cumulative effect of accounting
        change                                      -                  -                   -         (19,900)
   ------------------------------------------------------------------------------------------------------------
                                          $    (2,676)      $        168         $    (2,456)    $   (19,499)
   ------------------------------------------------------------------------------------------------------------
        Net income (loss) per share
   -    Before revaluation of tax
        assets and cumulative effect of
        accounting change                 $      0.02       $       0.00        $      0.02     $       0.01
   -    Revaluation of tax assets               (0.09)                 -              (0.09)               -
   -    Cumulative effect of accounting
        change                                      -                  -                  -            (0.55)
   ------------------------------------------------------------------------------------------------------------
                                          $     (0.07)      $       0.00        $     (0.07)    $      (0.54)
   ============================================================================================================

   (1) Earnings before non-recurring items, depreciation and amortization, financial income (expense), other income taxes and non-controlling interest.
   (2) Excludes revaluation of tax assets.

Revenues in the second quarter of 2001 of $9.8 million represented an increase of 4.0% over the $9.4 million for the same period in 2000. For the six months ended June 30, 2001, revenues increased 11.8% to US$19.7 million from US$17.6 million for the same period in 2000.

Net income prior to the revaluation of income tax assets of $624,000 or $0.02 per share, for the second quarter of 2001 compares with $168,000, or $0.00 per share for the same period in 2000.

Income from operations before non-recurring items, depreciation, amortization and research and development of $1.6 million for the second quarter of 2001 represented an increase of 22.9% compared to $1.3 million for the same period in 2000. For the six month period this was $3.1 million for 2001, a 17.7% increase over the $2.6 million for 2000. Consolidated cost of sales declined in the second quarter of 2001 to 58.1% of revenues from 59.4% of revenues for the same period in 2000 due to changes in revenue mix.

Selling, general and administration expenses of $2.5 million in the second quarter of 2001 was largely unchanged from the same period in 2000. As a percentage of revenue, however, selling, general and administration expenses declined to 25.2% in 2001 from 26.5% in 2000.

Research and development expenditures declined to $359,000 in the second quarter of 2001 as compared to $565,000 in the same period in 2000.

In the second quarter of 2000, the Company recorded a restructuring charge of $434,000 and other income of $283,000 both of which were related to the disposition of the Company's dermatology product lines.

In June 2001, the Governments of Canada and Ontario enacted previously announced legislation implementing gradual reductions in their respective corporate income tax rates over the next three to four years. Following full implementation of the reductions, the effective tax rate applicable to the Company's Canadian operations will decline to approximately 31%. Accordingly, in the second quarter of 2001, the Company recorded a non-cash charge of $3.3 million, or $0.09 per share, to reduce the carrying value of its deferred income taxes. Although this development causes the Company to reduce the carrying value of its income tax assets, future periods will benefit from the significant reduction in Canadian income tax rates.

Net financial expense in the second quarter of 2001 increased $141,000 to $293,000 as compared to $152,000 for the same period in 2000 largely due to changes in the foreign exchange rates.


RADIOPHARMACEUTICALS


                                              THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                   JUNE 30,                           JUNE 30,
                                         ------------------------------    --------------------------------
                                             2001            2000               2001            2000
                                             ----            ----               ----            ----
                                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                                    (U.S. GAAP)
     ------------------------------------------------------------------------------------------------------
     Revenues                            $     1,756    $    1,770         $     3,406     $    3,415
     ------------------------------------------------------------------------------------------------------

     EBITDA                                      503           180                 825            665
     Depreciation and amortization              (144)         (136)               (284)          (273)
     ------------------------------------------------------------------------------------------------------
     Income from operations              $       359    $       44         $       541     $      392
     ======================================================================================================

During the second quarter of 2001, the Company's radiopharmaceutical business, DRAXIMAGE Inc., applied for and received Canadian and U.S. FDA approvals for its paladium-103 brachytherapy implant, BRACHYSEED(TM) PD-103, the Company's advanced design radioactive seed for the treatment of prostate cancer. Market launch of this companion product to iodine-125 BRACHYSEED(TM) is expected later this year. Also during the quarter, construction was completed on the second floor expansion of the Company's radiopharmaceutical manufacturing facility and commissioning occurred in July 2001. This expansion will provide increased manufacturing capacity to support growing radiopharmaceutical volumes for the U.S. market. Also during the quarter, it was announced that Dr. Richard Flanagan has been named President of DRAXIMAGE Inc., succeeding Ray Dore who has elected, after heading the company for many years, to retire as President effective September 1, 2001. Mr. Dore will continue to serve as a special advisor to the President and CEO of DRAXIS Health on a full time basis to the end of 2001 and thereafter on a reduced schedule.

The Company's radiopharmaceutical business had a solid second quarter in 2001 with revenues relatively unchanged from the period one year earlier.

EBITDA for this segment improved significantly to $503,000 in the second quarter of 2001 compared to $180,000 in the same period in 2000 largely due to higher non-recurring expenses incurred in 2000 and lower research and development expenses in 2001. As in previous quarters, second quarter revenues continued to be affected by supply constraints associated with the outsourced supply of lyophilized kit products. This constraint is expected to continue until the Company's own lyophilization production facility gains regulatory approval, expected later this year.

Depreciation and amortization ("D&A") expense for this segment was relatively unchanged in the current quarter compared to the same period in 2000.


MANUFACTURING

                                              THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                   JUNE 30,                           JUNE 30,
                                         ------------------------------    --------------------------------
                                             2001            2000               2001            2000
                                             ----            ----               ----            ----
                                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                                    (U.S. GAAP)
     ------------------------------------------------------------------------------------------------------
     Revenues                            $    5,061     $    4,393         $    10,250     $    7,872
     ------------------------------------------------------------------------------------------------------

     EBITDA                                     130             19                 185             23
     Depreciation and amortization             (200)          (181)               (396)          (364)
     ------------------------------------------------------------------------------------------------------
     Loss from operations                $      (70)    $     (162)        $      (211)    $     (341)
     ======================================================================================================

In the second quarter of 2001, in addition to regular production activity, the Company's manufacturing operation was heavily involved in regulatory matters associated with the transfer of the Company's lyophilized kit products to our own manufacturing site and with product transfer activity associated with the previously announced expanded and extended manufacturing relationship with GlaxoSmithKline.

Manufacturing results continue to show a positive trend line. Revenues of $5,061,000 for the second quarter of 2001 increased 15.2% over the same period in 2000 largely due to new manufacturing business coming on stream, including contract volumes from the long-term agreement with Warner Lambert Consumer Healthcare, Division of Pfizer Canada Inc. and increased Anipryl product sales to Pfizer.

EBITDA in the second quarter of 2001 of $130,000 represented an improvement of $111,000 over 2000 largely as a result of increased revenues.

Operating profitability for this segment is expected to increase when the Company obtains regulatory permission to commence manufacturing its own lyophilized products. As in previous years, third quarter results for this business are susceptible to negative variances as a result of the regularly scheduled summer shut down for maintenance.

D&A expense in the second quarter of 2001 increased 10.5% to $200,000 over the same period in 2000 as a result of depreciation charges commencing for new capital additions.


CANADIAN PHARMACEUTICALS

                                              THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                   JUNE 30,                           JUNE 30,
                                         ------------------------------    --------------------------------
                                             2001            2000               2001            2000
                                             ----            ----               ----            ----
                                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                                    (U.S. GAAP)
     ------------------------------------------------------------------------------------------------------
     Revenues                            $    2,142     $    2,845         $     4,072     $    5,268
     ------------------------------------------------------------------------------------------------------
     EBITDA                                     490            474                 961          1,109

     NON-RECURRING ITEMS
       Restructuring charges                      -           (434)                 -            (434)
     Depreciation and amortization             (455)          (469)               (914)          (894)
     ------------------------------------------------------------------------------------------------------
     Income (loss) from operations       $       35     $     (429)        $        47     $     (219)
     ======================================================================================================

In the second quarter of 2001, the Company's Canadian Pharmaceuticals business received Canadian regulatory approval for HECTOROL(TM) for the treatment of bone disease and disturbed calcium metabolism in patients undergoing renal dialysis and for LEVULAN KERASTICK(R) Photodynamic Therapy (PDT) for the treatment of Actinic Keratoses (AKs), or pre-cancerous skin lesions, of the face and scalp. Market launch plans for these two products are currently being finalized.

Canadian Pharmaceuticals revenues in the second quarter of 2001 of $2,142,000 are not directly comparable to second quarter 2000 revenues due to the second quarter 2000 disposition of the Company's dermatology product lines. Excluding the impact of dermatology revenues, product sales in the second quarter of 2001 increased 13.7% over the same period in 2000 due to increased sales of its major neurology products, including PERMAX(R), ALERTEC(R) and ZANAFLEX(R).

After current and prior period reclassification of certain expenses between Canadian Pharmaceuticals and corporate segments, EBITDA for this segment, before restructuring charges, in the second quarter of 2001 improved to $490,000 as compared to $474,000 in the same period of 2000 largely due to the net impact of the disposition of the Company's dermatology product lines and a strong focus on neurology products.

D&A expense for this segment in the second quarter of 2001 of $455,000 declined marginally over the same period in 2000.

COMPANION ANIMAL HEALTH

                                              THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                   JUNE 30,                           JUNE 30,
                                         ------------------------------    --------------------------------
                                             2001            2000               2001            2000
                                             ----            ----               ----            ----
                                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                                    (U.S. GAAP)
     ------------------------------------------------------------------------------------------------------
     Revenues                            $    1,085     $    1,135         $     2,266     $    2,226
     ------------------------------------------------------------------------------------------------------

     EBITDA                                   1,091          1,057               2,250          2,038
     Depreciation and amortization                -             (7)                  -            (15)
     ------------------------------------------------------------------------------------------------------
     Income from operations              $    1,091     $    1,050         $     2,250     $    2,023
     ======================================================================================================

Second quarter 2001 ANIPRYL(R) royalties plus deferred revenue amortization totalled $1,085,000 and was largely unchanged from 2000.

EBITDA in the second quarter of 2001 of $1,091,000 increased over same period in 2000 largely as a result of lower operating expenses following the final wind up of this segment's U.S. operations in the fourth quarter of 2000.

CORPORATE EXPENSES

                                              THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                   JUNE 30,                           JUNE 30,
                                         ------------------------------    --------------------------------
                                             2001            2000               2001            2000
                                             ----            ----               ----            ----
                                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                                    (U.S. GAAP)
     ------------------------------------------------------------------------------------------------------
     EBITDA                              $    (889)     $    (921)         $    (1,858)    $   (2,076)
     Depreciation and amortization             (11)           (12)                 (27)           (33)
     ------------------------------------------------------------------------------------------------------
     Loss from operations                $    (900)     $    (933)         $    (1,885)    $   (2,109)
     ======================================================================================================

After current and prior period reclassification of certain expenses between Canadian Pharmaceuticals and corporate segments, corporate expenses in the second quarter of 2001 of $889,000 before D&A, declined by 3.5% over the same period in 2000 as a result of the Company's expense reduction initiatives and lower regulatory, legal and other non-allocated expenses. On a year to date basis, corporate expenses were down 10.5%.

LIQUIDITY AND CAPITAL RESOURCES

                                                                   JUNE 30,           DECEMBER 31,
                                                                     2001                 2000
                                                             -----------------------------------------
                                                                  (IN THOUSANDS OF U.S. DOLLARS)
                                                                           (U.S. GAAP)
                   Cash and cash equivalents                 $         4,281       $       4,420
                   Non-financial working capital (net) (1)   $         8,431       $      11,612
                   Total debt                                $        11,614       $      11,225
                   ===================================================================================

                   (1) Excluding cash and cash equivalents, bank loan and
                       current portions of deferred revenues and long-term debt

Cash and cash equivalents at June 30, 2001 totalled $4,281,000 as compared with $4,420,000 as at December 31, 2000.

Cash flows used in operations, before changes in working capital, in the second quarter of 2001 of $334,000 declined from $892,000 for the same period of 2000 largely due to improved operating profitability.

The Company had $24,496,000 and $26,264,000 of deferred revenue as at June 30, 2001 and December 31, 2000, respectively. Deferred revenue amortization increased to $1,202,000 in the second quarter of 2001 from $1,010,000 in the same period of 2000 due to the addition of deferred revenue associated with the SpectroPharm and BRACHYSEED(TM) transactions.

Non-financial working capital declined to $8,431,000 as at June 30, 2001 from year-end balances of $11,612,000 due to lower inventories, accounts receivable and prepaid expenses as well as higher accounts payable.

Capital expenditures in the second quarter of 2001 increased to $1,864,000 from $171,000 in the second quarter of 2000 as a result of the Company's expansion of the its radiopharmaceutical manufacturing facility. Capital expenditures in 2001 and 2002 are expected to increase over 2000 levels due to several projects associated with new business opportunities.

In December 2000 the Company received regulatory approval from the Toronto Stock Exchange for the renewal of its normal course issuer bid. The new bid will now terminate on the earlier of December 18, 2001 and when 1.83 million common shares have been acquired. No shares were acquired under this plan in the first and second quarters of 2001 or 2000.


CANADIAN GAAP

The differences between United States and Canadian GAAP which affect net income
(loss) are summarized in the following table:

                                                       THREE MONTHS ENDED               SIX MONTHS ENDED
                                                            JUNE 30,                        JUNE 30,
                                                     ------------------------     -----------------------------
                                                        2001        2000              2001           2000
                                                        ----        ----              ----           ----
                                                                  (IN THOUSANDS OF U.S. DOLLARS)
Net income (loss) as reported under U.S. GAAP        $   (2,676) $      168       $   (2,456)   $  (19,499)
---------------------------------------------------------------------------------------------------------------

                    Adjustments
    Change in accounting policy                               -           -                -        19,900
    Gain on reduction of ownership in subsidiary              -          12                -         1,378
    Revaluation of tax assets                             1,603           -            1,603             -
    Amortization expense                                   (574)       (598)          (1,154)       (1,208)
    Research and development                                 34          76               90           104
    Other                                                    14         (23)               6           (32)
---------------------------------------------------------------------------------------------------------------
                                                          1,077        (533)             545        20,142
---------------------------------------------------------------------------------------------------------------

Net income (loss) under Canadian GAAP                $   (1,599) $     (365)      $   (1,911)   $      643
===============================================================================================================

Under United States GAAP, the change in policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements gave rise to a first quarter 2000 charge of $19,900,000 and prior periods have not been restated. Under Canadian GAAP, this change was applied retroactively and prior periods have been restated.

Gains arising as a result of DRAXIS Pharma Inc.'s share issuance to outside interests are recorded as an increase to shareholders' equity under United States GAAP. Under Canadian GAAP, such gains are recognized as income.

Under Canadian GAAP, in the fourth quarter of 2000 the Company recorded a charge of $1,603,000 related to the decline in federal corporate income tax rates since the related federal legislation had been substantively enacted at that time. The Company recorded an additional charge of $1,697,000 under Canadian GAAP in the second quarter of 2001 related to the decline in provincial tax rates. Under United States GAAP, the full $3,300,000 was charged to earnings in the second quarter of 2001 following passage of the enabling legislation.

Amortization expense under United States GAAP differs from Canadian GAAP due to the differential treatment of: technical assistance costs, the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc. and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to patents and trademarks for products which had yet to receive regulatory approval at the time of acquisition.

Under United States GAAP, R&D-related investment tax credits are included in the provision for income taxes. Under Canadian GAAP, such credits are deducted from R&D expense.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH U.S. GAAP

--------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)
                                                                                 JUNE 30,       December 31,
                                                                             ----------------- ---------------
                                                                                   2001             2000
                                                                                   ----             ----
ASSETS

CURRENT
     Cash and cash equivalents                                               $       4,281          $  4,420
     Accounts receivable                                                             6,234             6,913
     Inventories                                                                     5,038             6,269
     Income taxes recoverable                                                          249               742
     Prepaid expenses                                                                1,977             2,362
     Deferred income taxes                                                             718               804
--------------------------------------------------------------------------------------------------------------
                                                                                    18,497            21,510

Fixed assets                                                                        21,481            19,513
Goodwill                                                                             3,703             4,252
Patents, licenses and other deferred charges                                         9,388             8,650
Deferred income taxes                                                               13,803            16,336
--------------------------------------------------------------------------------------------------------------
                                                                             $      66,872          $ 70,261
==============================================================================================================

LIABILITIES

CURRENT
     Bank loan                                                               $       2,300          $  1,335
     Accounts payable and accrued charges                                            5,785             5,478
     Current portion of deferred revenues                                            4,982             4,901
     Current portion of long-term debt                                               1,249             1,268
--------------------------------------------------------------------------------------------------------------
                                                                                    14,316            12,982

Deferred revenues                                                                   19,514            21,363
Long-term debt                                                                       8,065             8,622
Non-controlling interest in subsidiary company                                       3,318             3,532
--------------------------------------------------------------------------------------------------------------
                                                                                    45,213            46,499
--------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Common stock                                                                        59,698            59,698
Employee participation shares                                                          166               166
       Less:  loans receivable                                                        (166)             (166)
Warrants                                                                                74                74
Contributed surplus                                                                 18,177            18,177
Deficit                                                                            (50,412)          (47,956)
Cumulative translation adjustment                                                   (5,878)           (6,231)
--------------------------------------------------------------------------------------------------------------
                                                                                    21,659            23,762
--------------------------------------------------------------------------------------------------------------
                                                                             $     66,872           $ 70,261
==============================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                  ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)

     FOR THE THREE MONTH PERIOD                                                                        FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                                    ENDED JUNE 30,
-----------------------------------                                                                ---------------------------------
       2001             2000                                                                            2001               2000
-----------------------------------                                                                ---------------    --------------
 $    9,792         $    9,413      REVENUES                                                        $   19,658         $  17,579
                                                              EXPENSES
      5,693              5,594           Cost of sales                                                  11,768             9,933
      2,466              2,490           Selling, general and administration                             4,839             5,053
          -                434           Restructuring charges                                               -               434
        359                565           Research and development                                          747               868
        810                805           Depreciation and amortization                                   1,621             1,579
------------------------------------------------------------------------------------------------------------------------------------
        464               (475)     Income (loss) from operations                                          683              (288)
                                    Financial
         56                123           Interest income                                                   112               166
       (283)              (328)          Financing expense                                                (542)             (658)
        (66)                53           Foreign exchange gain (loss)                                       (1)               21
          -                283      Other income                                                             -               283
------------------------------------------------------------------------------------------------------------------------------------
        171               (344)     Income (loss) before undernoted                                        252              (476)
     (2,916)               425      Income tax (provision) recovery                                     (2,867)              775
         69                 87      Non-controlling interest                                               159               102
------------------------------------------------------------------------------------------------------------------------------------
     (2,676)               168      (Loss) income before cumulative effect of accounting change         (2,456)              401
          -                  -      Cumulative effect of accounting change                                   -           (19,900)
------------------------------------------------------------------------------------------------------------------------------------
 $   (2,676)        $      168      Net (loss) income                                               $   (2,456)       $  (19,499)
====================================================================================================================================
                                    Net (loss) income per share
 $    (0.07)       $        -            - before cumulative effect of accounting change            $    (0.07)       $     0.01
 $       -         $        -            - cumulative effect of accounting change                   $     -           $    (0.55)
------------------------------------------------------------------------------------------------------------------------------------
 $    (0.07)       $        -            - basic                                                    $    (0.07)       $    (0.54)
 $    (0.07)       $        -            - fully diluted                                            $    (0.07)       $    (0.54)
====================================================================================================================================
                                    Weighted-average number of shares outstanding
 36,565,209         36,408,792           - basic                                                    36,565,156         36,098,555
 36,578,848         36,486,233           - fully diluted                                            36,586,221         36,168,660
====================================================================================================================================


 $  (47,736)        $  (47,158)     Deficit, beginning of period                                    $  (47,956)        $ (27,491)
     (2,676)               168      Net (loss) income                                                   (2,456)          (19,499)
------------------------------------------------------------------------------------------------------------------------------------
 $  (50,412)        $  (46,990)     Deficit, end of period                                          $  (50,412)        $ (46,990)
====================================================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH U.S. GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

    FOR THE THREE MONTH PERIOD                                                                           FOR THE SIX MONTH PERIOD
           ENDED JUNE 30,                                                                                     ENDED JUNE 30,
---------------------------------                                                                     -----------------------------
      2001             2000                                                                               2001              2000
----------------- ---------------                                                                     -------------    -------------
                                  CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
 $    (2,676)      $      168       NET (LOSS) INCOME                                                    $ (2,456)      $ (19,499)
                                    Adjustments to reconcile net income (loss) to cash flow
                                    (used in) from operating activities
      (1,202)           (1,010)        Amortization of deferred revenues                                   (2,409)         (1,815)
        238               227          Amortization of goodwill                                               478             424
        572               578          Depreciation and other amortization                                  1,143           1,155
          -              (283)         Other income                                                             -            (283)
      2,705              (547)         Deferred income taxes                                                2,237          (1,024)
        (69)              (87)         Non-controlling interest                                              (157)           (102)
          -                 -          Cumulative effect of accounting change                                   -          19,900
         98                62          Other                                                                  186             212
                                       Changes in current assets and current liabilities
                                       affecting cash flows from operations
      1,821             (2,037)         Accounts receivable                                                   551          (2,073)
        605               (15)          Inventories                                                         1,123          (1,290)
         80              (108)          Income taxes                                                          480             (53)
        (60)             (298)          Prepaid expenses                                                      347            (512)
      1,063              (393)          Accounts payable and accrued charges                                  228            (970)
          -             1,690           Current portion of deferred revenues                                   47           1,690
---------------------------------------------------------------------------------------------------------------------------------
      3,174             (2,053)                                                                             1,798          (4,240)
---------------------------------------------------------------------------------------------------------------------------------
                                    CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
      (1,864)            (171)        Purchase of fixed assets                                             (2,843)           (507)
          -                 -         Increase in other deferred charges, net                                (120)              -
          -               613         Proceeds from disposition of product rights, net                          -             613
          -             6,517         Increase in deferred revenues                                           409           6,517
---------------------------------------------------------------------------------------------------------------------------------
      (1,864)           6,959                                                                              (2,554)          6,623
---------------------------------------------------------------------------------------------------------------------------------
                                    CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
        973             1,146         Proceeds from bank loan                                                 973           1,146
          -             (2,302)       Repayment of bank loan                                                    -          (2,476)
       (178)            (4,003)       Repayment of long-term debt                                            (418)         (4,176)
          -               143         Exercise of warrants and options                                          -           1,931
          -                57         Issue of common shares by subsidiary to non-controlling interest          -           5,375
---------------------------------------------------------------------------------------------------------------------------------
        795             (4,959)                                                                               555           1,800
---------------------------------------------------------------------------------------------------------------------------------

        161                87     Effect of foreign exchange rate changes on cash and cash equivalents         62             162

      2,267                34     Net (decrease) increase in cash and cash equivalents                       (139)          4,345
      2,014             6,327     Cash and cash equivalents, beginning of period                            4,420           2,016
---------------------------------------------------------------------------------------------------------------------------------
 $    4,281        $    6,361     Cash and cash equivalents, end of period                               $  4,281       $   6,361
=================================================================================================================================

                                  ADDITIONAL INFORMATION
$       169       $       224         Interest paid                                                      $       337    $     409
$       152       $       104         Income taxes paid                                                  $       222    $     104

=================================================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

Summary of Significant Accounting Policies

         These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

         The Company has historically reported its consolidated financial results in accordance with Canadian GAAP. Beginning with the period ended March 31, 2001 the Company has begun to report its financial results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

         The functional currency of the Company is the Canadian dollar. Effective January 1, 2001, the Company adopted the U.S dollar as its reporting currency. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustment.

         The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

         The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2000, other than as noted herein.

         The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2001 and the results of operations and cash flows for the six months ended June 30, 2001 and 2000.

Change in Accounting Policy

         Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby such fees are deferred and recognized as revenue rateably over the contract period. This new policy is consistent with the guidelines contained in the U.S. Securities and Exchange Commission Staff Accounting Bulletin #101, "Revenue Recognition in Financial Statements", dated December 1999. $19,900, representing the cumulative effect of the change in policy, was charged to earnings in 2000, prior years are not restated.

Capital Stock

         As at June 30, 2001, the Company had outstanding 36,568,334 common shares, 470,000 Series C employee participation shares, 125,000 warrants and 3,151,545 options to acquire the Company's common shares.

Segmented Information

INDUSTRY SEGMENTATION

         For purposes of operating decision-making and assessing performance, management considers that it operates in four separate businesses:
Radiopharmaceuticals, Manufacturing, Canadian Pharmaceuticals and Companion Animal Health.

      FOR THE THREE MONTH PERIOD                                                                      FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                                 ENDED JUNE 30,
--------------------------------------                                                            ---------------------------------
      2001                 2000                                                                       2001               2000
-----------------    -----------------                                                            --------------     --------------
                                        REVENUES
$     1,756          $     1,770           Radiopharmaceuticals                                   $     3,406        $     3,415
      5,061                4,393           Manufacturing                                               10,250              7,872
      2,142                2,845           Canadian Pharmaceuticals                                     4,072              5,268
      1,085                1,135           Companion Animal Health                                      2,266              2,226
       (252)                (730)          Intercompany                                                  (336)            (1,202)
-----------------------------------------------------------------------------------------------------------------------------------
$     9,792          $     9,413                                                                  $     19,658       $    17,579
-----------------------------------------------------------------------------------------------------------------------------------

                                        SEGMENT INCOME (LOSS)(1)
$       503          $       180           Radiopharmaceuticals                                   $       825        $       665
        130                   19           Manufacturing                                                  185                 23
        490                   40           Canadian Pharmaceuticals                                       961                675
      1,091                1,057           Companion Animal Health                                      2,250              2,038
        (51)                 (45)          Intercompany                                                   (59)               (34)
       (889)                (921)          Corporate                                                   (1,858)            (2,076)
-----------------------------------------------------------------------------------------------------------------------------------
$     1,274          $       330                                                                  $     2,304        $     1,291
-----------------------------------------------------------------------------------------------------------------------------------

                                        DEPRECIATION AND AMORTIZATION
$       144          $       136           Radiopharmaceuticals                                   $       284        $       273
        200                  181           Manufacturing                                                  396                364
        455                  469           Canadian Pharmaceuticals                                       914                894
          -                    7           Companion Animal Health                                          -                 15
         11                   12           Corporate                                                       27                 33
-----------------------------------------------------------------------------------------------------------------------------------
$       810          $       805                                                                  $     1,621        $     1,579
-----------------------------------------------------------------------------------------------------------------------------------

                                        INCOME (LOSS) FROM OPERATIONS
$       359          $        44           Radiopharmaceuticals                                   $       541        $       392
        (70)                (162)          Manufacturing                                                 (211)              (341)
         35                 (429)          Canadian Pharmaceuticals                                        47               (219)
      1,091                1,050           Companion Animal Health                                      2,250              2,023
        (51)                 (45)          Intercompany                                                   (59)               (34)
       (900)                (933)          Corporate                                                   (1,885)            (2,109)
-----------------------------------------------------------------------------------------------------------------------------------
$       464          $      (475)                                                                 $       683        $      (288)
===================================================================================================================================


                                                                                                     JUNE 30,         December 31,
                                                                                                  ---------------------------------
                                                                                                       2001               2000
                                                                                                       ----               ----
                                        IDENTIFIABLE ASSETS
                                           Radiopharmaceuticals                                   $    12,964        $     7,652
                                           Manufacturing                                               24,057             25,717
                                           Canadian Pharmaceuticals                                    24,606             24,718
                                           Companion Animal Health                                        771              4,233
                                           Corporate                                                    4,473              7,941
                                       --------------------------------------------------------------------------------------------
                                                                                                  $    66,872        $    70,261
===================================================================================================================================

       (1)SEGMENT INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION, FINANCIAL INCOME (EXPENSE), OTHER INCOME, INCOME TAXES AND NON-CONTROLLING INTEREST.

GEOGRAPHIC SEGMENTATION

      FOR THE THREE MONTH PERIOD                                                                      FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                                 ENDED JUNE 30,
--------------------------------------                                                            ---------------------------------
      2001                 2000                                                                       2001               2000
-----------------    -----------------                                                            --------------     --------------
                                        REVENUES(1)
$     6,885          $     6,720           Canada                                                 $ 13,952           $12,379
      2,907                2,693           United States                                             5,706             5,200
-----------------------------------------------------------------------------------------------------------------------------------
$     9,792          $     9,413                                                                  $ 19,658           $17,579
===================================================================================================================================


                                                                                                  ---------------------------------
                                                                                                     JUNE 30,         December 31,
                                                                                                  ---------------------------------
                                                                                                       2001               2000
                                                                                                       ----               ----
                                        IDENTIFIABLE ASSETS
                                           Canada                                                 $ 66,100           $    66,028
                                           United States                                               772                 4,233
                                       --------------------------------------------------------------------------------------------
                                                                                                  $ 66,872           $    70,261
===================================================================================================================================

(1) REVENUES ARE ATTRIBUTABLE TO COUNTRIES BASED UPON THE LOCATION OF THE CUSTOMER.

Comparative Information

The Company has reclassified prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                                             JUNE 30,        December 31,
                                                                         ---------------------------------
                                                                               2001              2000
                                                                               ----              ----
ASSETS

CURRENT
     Cash and cash equivalents                                           $       4,281     $       4,420
     Accounts receivable                                                         6,234             6,913
     Inventories                                                                 5,038             6,269
     Income taxes recoverable                                                      249               742
     Prepaid expenses                                                            1,977             2,362
     Future income taxes                                                           565               804
----------------------------------------------------------------------------------------------------------
                                                                                18,344            21,510

Fixed assets                                                                    21,481            19,513
Goodwill                                                                         3,703             4,252
Patents, licenses and other deferred charges                                    22,133            22,781
Future income taxes                                                              9,831            10,414
----------------------------------------------------------------------------------------------------------
                                                                         $      75,492     $      78,470
==========================================================================================================

LIABILITIES

CURRENT
     Bank loan                                                           $       2,300     $       1,335
     Accounts payable and accrued charges                                        5,785             5,478
     Current portion of deferred revenues                                        4,982             4,901
     Current portion of long-term debt                                           1,249             1,268
----------------------------------------------------------------------------------------------------------
                                                                                14,316            12,982

Deferred revenues                                                               19,514            21,363
Long-term debt                                                                   8,065             8,622
Non-controlling interest in subsidiary company                                   3,318             3,532
----------------------------------------------------------------------------------------------------------
                                                                                45,213            46,499
----------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Common stock                                                                    50,092            50,092
Employee participation shares                                                      166               157
       Less:  loans receivable                                                    (166)             (157)
Warrants                                                                            72                72
Contributed surplus                                                              6,476             6,476
Deficit                                                                        (26,580)          (24,669)
Cumulative translation adjustment                                                  219                 -
----------------------------------------------------------------------------------------------------------
                                                                                30,279            31,971
----------------------------------------------------------------------------------------------------------
                                                                         $      75,492     $      78,470
==========================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.
THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL
                       CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2) (unaudited)

    FOR THE THREE MONTH PERIOD                                                                           FOR THE SIX MONTH PERIOD
          ENDED JUNE 30,                                                                                      ENDED JUNE 30,
------------------------------------                                                                 -------------------------------
      2001                2000                                                                            2001              2000
-----------------    ---------------                                                                 ---------------    ------------
 $    9,792           $    9,293     REVENUES                                                         $    19,658        $   17,209
                                                                EXPENSES
      5,693                5,423          Cost of sales                                                    11,768             9,629
      2,466                2,458          Selling, general and administration                               4,839             4,942
          -                  529          Restructuring charges                                                 -               529
        359                  557          Research and development                                            747               851
        (34)                 (75)         Investment tax credits on research and development                  (90)             (102)
      1,383                1,386          Depreciation and amortization                                     2,774             2,727
------------------------------------------------------------------------------------------------------------------------------------
        (75)                (985)    Loss from operations                                                    (380)           (1,367)
                                     Financial
         56                  121          Interest income                                                     112               164
       (283)                (324)         Financing expense                                                  (542)             (644)
        (66)                  53          Foreign exchange gain (loss)                                         (1)               21
          -                  291     Other income                                                               -             1,615
------------------------------------------------------------------------------------------------------------------------------------
       (368)                (844)    Loss before income taxes and non-controlling interest                   (811)             (211)
     (1,300)                 393     Income tax (provision) recovery                                       (1,259)              753
         69                   86     Non-controlling interest                                                 159               101
------------------------------------------------------------------------------------------------------------------------------------
 $   (1,599)          $     (365)    Net (loss) income                                                $    (1,911)      $       643
====================================================================================================================================
                                     Net (loss) income per share (Note 2)
 $     (0.04)         $    (0.01)         - basic                                                     $     (0.05)      $      0.02
 $     (0.04)         $    (0.01)         - fully diluted                                             $     (0.05)      $      0.02
====================================================================================================================================
                                     Weighted-average number of shares outstanding
  36,565,209           36,408,792         - basic                                                      36,565,156        36,098,555
  36,578,848           36,486,233         - fully diluted                                              36,586,221        36,168,660
====================================================================================================================================



 $  (24,981)          $  (20,618)    Deficit, beginning of period                                     $   (24,669)      $   (21,626)
     (1,599)                (365)    Net (loss) income                                                     (1,911)              643
------------------------------------------------------------------------------------------------------------------------------------
 $  (26,580)          $  (20,983)    Deficit, end of period                                           $   (26,580)      $   (20,983)
====================================================================================================================================


      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

     FOR THE THREE MONTH PERIOD                                                                            FOR THE SIX MONTH PERIOD
           ENDED JUNE 30,                                                                                       ENDED JUNE 30,
------------------------------------                                                                     -------------------------
      2001                2000                                                                               2001          2000
-----------------    ---------------                                                                     -------------  ----------
                                     CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
$    (1,599)         $      (365)      NET (LOSS) INCOME                                                 $    (1,911)   $      643
                                       Adjustments to reconcile net (loss) income to cash flow
                                       (used in) from operating activities
     (1,202)                (997)      Amortization of deferred revenues                                      (2,409)       (1,777)
        238                  224       Amortization of goodwill                                                  478           415
      1,144                1,162       Depreciation and other amortization                                     2,295         2,312
          -                 (291)      Other income                                                                -        (1,615)
      1,102                 (540)      Future income taxes                                                       634        (1,002)
        (69)                 (86)      Non-controlling interest                                                 (157)         (101)
         98                   61       Other                                                                     186           207
                                       Changes in current assets and current liabilities
                                       affecting cash flows from operations
      1,821               (2,128)         Accounts receivable                                                    551        (2,170)
        605                 (128)         Inventories                                                          1,123        (1,372)
         80                 (120)         Income taxes                                                           480           (13)
        (60)                (324)         Prepaid expenses                                                       347          (535)
      1,063                 (293)         Accounts payable and accrued charges                                   228          (846)
          -                1,735          Current portion of deferred revenues                                    47         1,735
------------------------------------------------------------------------------------------------------------------------------------
      3,220               (2,090)                                                                              1,892        (4,119)
------------------------------------------------------------------------------------------------------------------------------------
                                     CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
     (1,864)                (169)      Purchase of fixed assets                                               (2,843)         (495)
          -                    -       Increase in other deferred charges, net                                  (120)            -
          -                  605       Proceeds from disposition of product rights, net                            -           605
          -                6,434       Increase in deferred revenues                                             409         6,434
------------------------------------------------------------------------------------------------------------------------------------
     (1,864)               6,870                                                                              (2,554)        6,544
------------------------------------------------------------------------------------------------------------------------------------
                                     CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
        973                1,135       Proceeds from bank loan                                                   973         1,135
          -               (2,234)      Repayment of bank loan                                                      -        (2,400)
       (178)              (3,722)      Repayment of long-term debt                                              (418)       (3,906)
          -                  141       Exercise of warrants and options                                            -         1,885
          -                   56       Issue of common shares by subsidiary to non-controlling interest            -         5,204
------------------------------------------------------------------------------------------------------------------------------------
        795               (4,624)                                                                                555         1,918
------------------------------------------------------------------------------------------------------------------------------------

        115                    -     Effect of foreign exchange rate changes on cash and cash                    (32)            -
                                     equivalents

      2,267                  156     Net (decrease) increase in cash and cash equivalents                       (139)        4,343
      2,014                6,141     Cash and cash equivalents, beginning of period                            4,420         1,954
------------------------------------------------------------------------------------------------------------------------------------
$     4,281          $     6,297     Cash and cash equivalents, end of period                             $    4,281    $    6,297
====================================================================================================================================

                                     ADDITIONAL INFORMATION
$       169          $       224       Interest paid                                                      $      337    $       409
$       152          $       104       Income taxes paid                                                  $      222    $       104

====================================================================================================================================

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
-------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

Summary of Significant Accounting Policies

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

         The functional currency of the Company is the Canadian dollar. The Company has historically reported its consolidated financial results in Canadian dollars. Effective January 1, 2001, the Company adopted the U.S. dollar as its reporting currency. For the current period, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustment. Prior periods' consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

         The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

         The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2000, other than as noted herein.

         The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2001 and the results of operations and cash flows for the six months ended June 30, 2001 and 2000.

Changes in Accounting Policies

(a) Earnings Per Share

Effective January 1, 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountants Handbook Section 3500 "Earnings per Share", which requires the use of the treasury stock method for calculating diluted earnings per share. Previously reported diluted earnings per share have been restated to reflect this change.

(b) Revenue Recognition

Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby such fees are deferred and recognized as revenue rateably over the contract period. This change in policy was applied retroactively and prior periods have been restated.

Capital Stock

         As at June 30, 2001, the Company had outstanding 36,568,334 common shares, 470,000 Series C employee participation shares, 125,000 warrants and 3,151,545 options to acquire the Company's common shares.

Segmented Information

INDUSTRY SEGMENTATION

         For purposes of operating decision-making and assessing performance, management considers that it operates in four separate businesses:
Radiopharmaceuticals, Manufacturing, Canadian Pharmaceuticals and Companion Animal Health.

      FOR THE THREE MONTH PERIOD                                                                        FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                                   ENDED JUNE 30,
---------------------------------------                                                               -----------------------------
       2001                  2000                                                                          2001             2000
-------------------    ----------------                                                               ---------------    ----------
                                         REVENUES
$     1,756            $    1,747           Radiopharmaceuticals                                      $     3,406        $    3,342
      5,061                 4,337           Manufacturing                                                  10,250             7,710
      2,142                 2,809           Canadian Pharmaceuticals                                        4,072             5,158
      1,085                 1,121           Companion Animal Health                                         2,266             2,178
       (252)                 (721)          Intercompany                                                     (336)           (1,179)
------------------------------------------------------------------------------------------------------------------------------------
$     9,792            $    9,293                                                                     $    19,658        $   17,209
------------------------------------------------------------------------------------------------------------------------------------

                                         SEGMENT INCOME (LOSS) (1)
$       537            $      252           Radiopharmaceuticals                                      $       915        $      749
        130                    19           Manufacturing                                                     185                23
        490                    39           Canadian Pharmaceuticals                                          961               654
      1,091                 1,043           Companion Animal Health                                         2,250             1,994
        (51)                  (44)          Intercompany                                                      (59)              (33)
       (889)                 (908)          Corporate                                                      (1,858)           (2,027)
------------------------------------------------------------------------------------------------------------------------------------
$     1,308            $      401                                                                     $     2,394        $    1,360
------------------------------------------------------------------------------------------------------------------------------------

                                        DEPRECIATION AND AMORTIZATION
$       247            $      240           Radiopharmaceuticals                                      $       490        $      478
        195                   178           Manufacturing                                                     391               356
        474                   483           Canadian Pharmaceuticals                                          953               915
        456                   473           Companion Animal Health                                           916               946
         11                    12           Corporate                                                          24                32
------------------------------------------------------------------------------------------------------------------------------------
$     1,383            $    1,386                                                                     $     2,774        $    2,727
------------------------------------------------------------------------------------------------------------------------------------

                                        INCOME (LOSS) FROM OPERATIONS
$       290            $       12           Radiopharmaceuticals                                      $       425        $      271
        (65)                 (159)          Manufacturing                                                    (206)             (333)
         16                  (444)          Canadian Pharmaceuticals                                            8              (261)
        635                   570           Companion Animal Health                                         1,334             1,048
        (51)                  (44)          Intercompany                                                      (59)              (33)
       (900)                 (920)          Corporate                                                      (1,882)           (2,059)
------------------------------------------------------------------------------------------------------------------------------------
$       (75)           $     (985)                                                                     $     (380)       $   (1,367)
====================================================================================================================================


                                                                                                         JUNE 30,      December 31,
                                                                                                      -----------------------------
                                                                                                           2001            2000
                                                                                                           ----            ----
                                         IDENTIFIABLE ASSETS
                                            Radiopharmaceuticals                                      $    11,771        $    9,291
                                            Manufacturing                                                  24,057            25,717
                                            Canadian Pharmaceuticals                                       21,426            23,393
                                            Companion Animal Health                                        13,764            15,401
                                            Corporate                                                       4,474             4,668
                                        --------------------------------------------------------------------------------------------
                                                                                                      $    75,492        $   78,470
====================================================================================================================================

(1) SEGMENT INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION, FINANCIAL INCOME (EXPENSE), OTHER INCOME, INCOME TAXES AND NON-CONTROLLING INTEREST.

GEOGRAPHIC SEGMENTATION

      FOR THE THREE MONTH PERIOD                                                                      FOR THE SIX MONTH PERIOD
            ENDED JUNE 30,                                                                                 ENDED JUNE 30,
--------------------------------------                                                            ---------------------------------
      2001                 2000                                                                       2001               2000
-----------------    -----------------                                                            --------------     --------------
                                        REVENUES(1)
$     6,885          $     6,634           Canada                                                 $    13,952        $    12,118
      2,907                2,659           United States                                                5,706              5,091
-----------------------------------------------------------------------------------------------------------------------------------
$     9,792          $     9,293                                                                  $    19,658        $    17,209
===================================================================================================================================


                                                                                                     JUNE 30,         December 31,
                                                                                                  ---------------------------------
                                                                                                       2001               2000
                                                                                                       ----               ----
                                        IDENTIFIABLE ASSETS
                                           Canada                                                 $    61,728        $    63,069
                                           United States                                               13,764             15,401
                                       --------------------------------------------------------------------------------------------
                                                                                                  $    75,492        $    78,470
===================================================================================================================================

(1) REVENUES ARE ATTRIBUTABLE TO COUNTRIES BASED UPON THE LOCATION OF THE CUSTOMER.

Comparative Information

         The Company has reclassified prior period's information to conform with the current presentation format.